UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2023

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Park Avenue, 15th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(844) 943-5378

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

YS RE RAF I LLC

The Company makes statements in this Semiannual Report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that it expresses or implies in this Semiannual Report or in the information incorporated by reference into this Semiannual Report.

The forward-looking statements included in this Semiannual Report are based upon current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, its actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on the Company’s operations and future prospects include, but are not limited to:

• the Company’s ability to effectively deploy the proceeds raised in the Company's equity or shares offering;

• the Company’s ability to attract and retain investors;

• risks associated with breaches of data security;

• changes in economic conditions generally and the real estate and securities markets specifically;

• limited ability to dispose of assets because of the relative illiquidity of real estate investments;

• intense competition in the real estate market;

• defaults on or non-renewal of leases by tenants;

• increased interest rates and operating costs;

• failure to obtain necessary outside financing;

• decreased rental rates or increased vacancy rates;

• the risk associated with potential breach or expiration of a ground lease, if any;

• difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

• failure to successfully operate acquired properties and operations;

• exposure to liability relating to environmental and health and safety matters;

• changes in real estate and zoning laws and increases in real property tax rates;

• failure to maintain the Company’s status as a REIT;

• failure of acquisitions to yield anticipated results;

• risks associated with derivatives or hedging activity;

• the Company’s level of debt and the terms and limitations imposed on the Company by its debt agreements;

• the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

• ability of the Manager to hire and retain executive officers and other key personnel, and to hire competent employees and appropriately staff its operations;

• expected rates of return provided to investors;

• the ability of the Manager to source, originate and service loans and other assets, and the quality and performance of these assets;

• legislative or regulatory changes impacting the Company’s business or assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A);

• changes in business conditions and the market value of the Company’s assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if the Company’s investments fail to perform as expected;

• the Manager’s ability to implement effective conflicts of interest policies and procedures;

• the Company’s ability to access sources of liquidity to fund redemptions of Shares in excess of the net proceeds of this Offering and the consequential risk that the Company may not have the resources to satisfy redemption requests;

• compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, the Investment Company Act of 1940 and other laws; and

• changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, neither the Company, the Manager, the Sponsor, nor any of their affiliates undertakes any obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

Item 1. Business

The Company

YS RE RAF I LLC is a Delaware limited liability company formed on May 10, 2021 to originate, invest in and manage a diversified portfolio of commercial real estate properties. We use the net proceeds from our shares Offering to originate, acquire and structure a diversified portfolio of commercial real estate properties. We may also invest in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “YS RE RAF I LLC”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer YS RE RAF I LLC unless the context indicates otherwise.

We have elected to be taxed as a real estate investment trust, or REIT under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ending December 31, 2023. As of June 30, 2023, our portfolio was comprised of approximately $29,390,801 of commercial real estate properties that, in the opinion of our Manager, meet our investment objectives. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We make our investments by acquiring portfolios of assets, other mortgage REITs or companies with investment objectives similar to ours or through direct loan origination, the acquisition of individual loan or securities assets.

YieldStreet Management, LLC, a Delaware limited liability company, is our investment advisor (in such capacity, the "Manager"). As our Manager, it manages our day-to-day operations and our portfolio of commercial real estate assets, commercial real estate loans and other real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf. Our Manager is a wholly-owned subsidiary of our sponsor, Yieldstreet, Inc., a Delaware corporation ("Sponsor") which owns an online investment platform at www.yieldstreet.com (the "Platform").

On February 24, 2022, we commenced operations upon our satisfying the $1.0 million minimum offering requirement. Through June 30, 2023, we have raised approximately $37.92 million in capital from approximately 3,500 investors.

Investment Strategy

We engage in real estate investment opportunities across the capital structure including but not limited to first mortgage loans, subordinate mortgage loans, mezzanine loans, loan participations, preferred equity, equity and other real estate and real estate-related investments. The Company intends to work with and invest alongside partners with established track records as investment opportunities present themselves. The Manager’s real estate team has experience investing across different cycles, property types and risk profiles. Thus, the Company may directly or indirectly invest in a wide variety of commercial properties including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development. The Company’s equity investments will focus on properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. The Company’s debt investments will emphasize the payment of current returns to investors and the preservation of invested capital and seek capital appreciation from its investments. The Company may also invest in commercial real estate-related debt securities (including CMBS, CDOs, CRE CLOs and REIT senior unsecured debt) and other real estate-related assets. The Company's portfolio of investments is secured primarily by U.S. based collateral.

Our primary investment types are as follows:

•
Commercial Real Estate Properties – Our commercial real estate equity investments include direct and indirect ownership in real estate and select real estate assets that may be structurally senior to a third-party partner’s equity.

•
Select Real Estate-Related Securities – Our real estate-related securities may include securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

Investment Objectives

The Company’s primary investment objective is capital appreciation with a secondary objective of creating current income.

The Company may also seek to realize growth in the value of its investments by timing their liquidation to maximize value.

There can be no assurance that the Company will attain these objectives or that the value of the Company’s assets will not decrease. Furthermore, within the Company’s investment objectives and policies, the Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of the Company’s assets.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the YieldStreet Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on February 25, 2022, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering

As of June 30, 2023 we had received subscriptions for approximately $37.92 million. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares. Our NAV at June 30, 2023 was $9.93 per share.

Below is our NAV by quarter:

Date	NAV Per Share	Link
March 31, 2022	$9.77	Form 1-U
June 30, 2022	$9.76	Form 1-U

September 30, 2022	$9.98	Form 1-U
December 31, 2022	$9.80	Form 1-U
March 31, 2023	$9.90	Form 1-U
June 30, 2023	$9.93	Form 1-U

Our Investments

As of June 30, 2023, we held the following investments. See “Recent Developments” below for recent updates on our investments.

Investment Type	Date	Description
Commercial Real Estate Equity Atlanta, Georgia	2/25/2022

The Company made a $5M LP equity investment to partially acquire Generation Apartments in Atlanta, GA. Yieldstreet partnered with Frankforter Group ("Sponsor" or "GP") in the acquisition of the property through a joint venture (15.92%) (the “Generation JV”). Generation Apartments is a 336-unit, Class-A luxury apartment complex built in 2020 with a market leading amenity package that includes a rooftop pool, fitness center, yoga studio, etc. Yieldstreet and Sponsor acquired the property at 79% occupied (in initial lease-up) and have a business plan to stabilize the asset at market rate rents while taking advantage of the growing demand for the downtown Atlanta market.

Commercial Real Estate Equity Fort Worth, Texas	2/25/2022

The Company made a $9M LP equity investment to partially acquire Sevona Avion Apartments in Fort Worth, TX. Yieldstreet partnered with InterCapital Group ("Sponsor" or "GP") in the acquisition of the property through a joint venture (39.13%) (the “Sevona JV”). Sevona Avion is a 344-unit, Class-A apartment complex built in 2012. Amenities at the property include an outdoor pool, cabanas, grilling stations, fitness center, dog park, and business center. Yieldstreet and Sponsor acquired the property with the business plan to perform renovations to unit interiors and common areas to garner rental premiums, ultimately increasing net operating income at the property.

Commercial Real Estate Equity Tucson, Arizona	3/4/2022

The Company made a $8M LP equity investment to partially acquire Alterra Apartments in Tucson, AZ. Yieldstreet partnered with InterCapital Group ("Sponsor" or "GP") in the acquisition of the property through a joint venture (31.50%) (the “Alterra JV”). Alterra Apartments is a 416-unit, Class-B apartment complex built in 1987. Amenities at the property include an outdoor pool, playground, fitness center, dog park, soccer field, etc. Yieldstreet and Sponsor acquired the property with the business plan to perform renovations to unit interiors and common areas to garner rental premiums, ultimately increasing net operating income at the property.

Commercial Real Estate Equity Norfolk, Virginia	2/24/2023

The Company made a $6.4M LP equity investment to partially acquire Norfolk Flex Industrial Portfolio in Norfolk, VA. Yieldstreet partnered with Heritage Capital Group ("Sponsor" or "GP") in the acquisition of three flex buildings through a joint venture (41.36%). The Properties, built between 1983-1990, total 203,000 sqft of office space and 59,000 sqft SF of warehouse space. Yieldstreet and Sponsor acquired the property with the business plan to re-lease or re-tenant a significant square footage of the tenancy.

Distributions

While we are under no obligation to do so, we expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. Investors may generally begin receiving distributions immediately upon our acceptance of their subscription. We expect to authorize and declare distributions based on daily record dates.

Any distributions we make are at the discretion of our Manager, and are based on, among other factors, our present and reasonably projected future cash flow. Distributions are paid to shareholders as of the record dates selected by our Manager. In addition, the payment of distributions is governed by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Additionally, we are subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, our Manager intends to make additional distributions, beyond the minimum REIT distribution, to avoid such taxes.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

There were no distributions for the fiscal period ended June 30, 2023.

Redemption Plan

We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

In Q1 2023, the Company offered to repurchase up to 171,725 shares of its common stock at a price equal to the net asset value share of March 31, 2023. The redemption offer period began on April 3, 2023, and ended at 12:00 AM ET on June 5, 2023.

In Q2 2023, the Company offered to repurchase shares of its common stock at a price equal to the net asset value share of June 30, 2023. The redemption offer period began on July 18, 2023, and ended at 12:00 AM ET on September 20, 2023.

Sources of Operating Revenues and Cash Flows

We generate revenues from net interest income on our commercial real estate investments, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

Outlook and Recent Trends

For more information regarding market conditions, please see the Shareholder Letter.

Our Strategy

We have in the past and in the future plan to continue to use substantially all of the proceeds of our Offering to directly and indirectly engage in real estate investment opportunities across the capital structure including but not limited to first mortgage loans, subordinate mortgage loans, mezzanine loans, loan participations, preferred equity, equity and other real estate and real estate-related investments. The Company works with and invests alongside partners with established track records as investment opportunities present themselves. The Manager’s real estate team has experience investing across different cycles, property types and risk profiles. Thus, the Company may directly or indirectly invest in a wide variety of commercial properties including office, industrial, retail, hospitality, recreation and leisure and single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development. The Company’s equity investments will focus on properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. The Company’s debt investments will emphasize the payment of current returns to investors, preservation of invested capital and seek capital appreciation from its investments. The Company may also invest in commercial real estate-related debt securities (including CMBS, CDOs, CRE CLOs and REIT senior unsecured debt) and other real estate-related assets. The Company's portfolio of investments are secured primarily by U.S. based collateral.

We believe that commercial real estate provides one of the most attractive risk/reward investment profiles of any asset class due to its demonstrable performance over long periods of time through various economic cycles. We value the flexibility to choose which part of the capital structure we believe provides the correct return profile for the risk our investors are taking. The ability to play in the first mortgage, mezzanine piece or the common equity allows us to create a diversified portfolio that targets both current income and upside through capital appreciation. By working with originating partners on the debt side and general partners/sponsors on the equity side, we favor a strategy targeting investment amounts that are under the radar of large institutional private lenders and equity investment firms. On the equity side, we are targeting a value creation strategy where capital improvements, improved management, and local expertise can dramatically improve property values. On the debt side, we are looking to provide flexible capital in the top 35 metropolitan statistical areas where a bridge loan is needed to effectuate an investment plan, with the goal to take us out with permanent debt. We utilize a whole suite of structural features to protect our shareholders including, without limitation, lockbox accounts, personal guarantees, debt yield covenants, springing amortization and completion guarantees, to name a few. We will invest alongside experienced joint venture real estate sponsors, on both the debt and equity side, to seek the best returns for our shareholders.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that these estimates and assumptions have been made in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 —Significant Accounting Policies, included in the financial statements contained in this report below for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles. See Note 2 - Summary of Significant Accounting Policies, Principles of Consolidation in our financial statements for further detail.

Certain of our investments are considered to be “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. This definition differs from the GAAP definition of the primary beneficiary of a variable interest entity.

As of June 30, 2023 the Company does not consolidate any separate legal entities in which we own equity interests. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

As of June 30, 2023, the Company did not hold any investments in entities which are considered to be variable interest entities based on the determination that we have substantive participating rights in all of the limited partnerships or similar legal entities which may have otherwise been considered variable interest entities.

Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs.

As of June 30, 2023, the Company’s financial instruments consist of cash and four joint venture equity investments. The carrying values of cash and cash equivalents are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2023, management estimated the fair value of our investments to be $29,390,801. See Note 4, Fair Value of Financial Instruments in our financial statements.

Results of Operations

Revenue

For the six-month period ended June 30, 2023, we incurred a net gain of approximately $398,543, primarily attributable to dividend income, other income, and unrealized gain on investments. Compared to the same period in 2022, investment income increased by 185% as a result of increased investments and decrease in interest expense and organizational costs.

Interest Income from Real Estate Joint Venture Investments

For the six-month period ended June 30, 2023, we earned interest income of approximately $185,197 from our investments. Compared to the same period in 2022, interest income increased by 163% as a result of increased investments.

Expenses

General and Administrative

For the six-month period ended June 30, 2023, we incurred general and administrative expenses of approximately $242,387, which included professional services fees (legal, audit and tax fees) and other costs associated with operating our business. Compared to the same period in 2022, general and administrative expenses increased by 38% as a result of increased services to operate the business.

Asset Management Fees

As of June 30, 2023, we incurred asset management fees of approximately $222,268. Compared to the same period in 2022, asset management fees increased by 200% as a result of the business' net asset value.

Liquidity and Capital Resources ("Offering")

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. The Company executed a Loan and Security Agreement with YS ST Notes LLC (which is owned and operated by YieldStreet Inc.) dated March 15, 2022, in the amount of $20,000,000. Advances from the note were used to fund the purchase of the Fund’s investments in real estate joint ventures. As of June 30, 2023 the Company repaid the note and held no outstanding short term borrowings.

We receive distributions from our investments that represent cash flow from operations from the investment. For the period ended June 30, 2023, we received cash distributions of approximately $185,197.

We currently have no outstanding debt and have not received any commitments from any lenders to provide us with financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non cash reserves) or fair market value of our assets.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments included payments for reimbursement of certain organization and offering expenses. In addition, borrowers and real estate sponsors may make payments to our sponsor or its affiliates in connection with the selection or purchase of investments. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. During the period June 30, 2023, asset management fees of $222,268 have been incurred. As of June 30, 2023, $118,782 of asset management fees, respectively, remain payable to the Manager.

Cash Flows

The following presents our statement of cash flows for the six months ended June 30, 2023 (in thousands):

Cash Flows	For the Six Months Ended June 30, 2023
Operating activities:	$(6,131,851)
Financing activities:	$7,197,777
Net increase (decrease) in cash and cash equivalents	$1,065,926
Cash and cash equivalents, beginning of period	$6,549,767
Cash and cash equivalents, end of period	$7,615,693

Off-Balance Sheet Arrangements

As of June 30, 2023, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 5 - Interest of Management and Others in Certain Transactions”, "Item 7 - Investment Advisory", "Item 7 - Operating Expenses", "Item 7 - Transfer of Investments" and "Item 7 - "Notes Payable on Short Term Borrowings" below.

Recent Developments

Event	Date	Description
Commercial Real Estate Equity Atlanta, Georgia	2/25/2022

The property ended June 2023 at 92% occupancy which is directly in-line with the submarket as the average occupancy of the competitors is 92%. Looking ahead, the property is 95% leased which will bring occupancy to a stabilized level heading into the second half of 2023. Rent growth has been muted over the first half of the year as the submarket has become increasingly competitive and concessions have become commonplace. The sponsor will continue to focus their efforts on leasing and increasing rents at the property. As of June 2023, net operating income was 9% below budget.

Commercial Real Estate Equity Fort Worth, Texas	2/25/2022

 The property has maintained average occupancy of 97% in the first half of 2023 vs. the budget of 95%. The sponsor continues to increase rent through the renovation program and organic rent growth. In total, the sponsor has renovated 95 units since taking ownership with an average rent premium of ~$200 per unit vs. the original projection of $157 per unit. As a result of the sponsors strong occupancy and rental growth, net operating income at the property is slightly ahead of the 2023 budget through June 2023.

Commercial Real Estate Equity Tucson, Arizona	3/4/2022

The sponsor was successful in increasing the property’s occupancy to 91% by the end of June 2023, which is an increase of 8% from the end of 2022. The sponsor will continue with the leasing plan, which has proven successful in the first half of 2023, to stabilize the property in the summer months. Net operating income is ~9% below budget as of June 2023 due to lower than expected occupancy in the beginning of the year. With stabilization of the property expected in the next quarter, net operating income is projected to increase through the end of the year.

Commercial Real Estate Equity Norfolk, Virginia	2/24/2023

 As of June, the property was 97% leased and in-place rents are in line with rents underwritten at closing. Included in this figure are two new leases for a total of ~24k SF, which are set to begin paying rent in Q2 and Q3, respectively. Accordingly, YTD net operating income (NOI) is in-line with the budget.

Item 3. Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. Our Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular, which may be accessed here, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Board of Managers and Executive Officers of the Company

The Board of Managers of the Company (the “Board of Managers”) monitors and performs an oversight role with respect to the business and affairs of the Company. However, the Manager, rather than the Board of Managers or any executive officer of the Company, will manage the day-to-day operations of the Company and the Company’s investment portfolio. The Company will not pay any compensation to any member of the Board of Managers nor to any executive officer of the Company.

The following persons are the members of the Board of Managers of the Company; Michael Weisz, Mitchell Rosen and Ted Yarbrough. The following persons are the executive officers of the Company; (i) Mitchell Rosen, Chief Executive Officer, (ii) Timothy Schott, Chief Financial Officer, (iii) Nazar Stelmakh, Vice President, (iv) Ted Yarbrough, Chief Investment Officer. The address for each member of the Board of Managers and for each executive officer of the Company is c/o YieldStreet Management, LLC, 300 Park Avenue, 15th Floor, New York, NY 10022. Below is a description of the experiences and qualifications of the members of the Board of Managers and executive officers of the Company.

Michael Weisz. Mr. Weisz is a co-founder and the CEO of the Sponsor. He is responsible for corporate strategy and direction, investment strategy, and sourcing and facilitating a network of originators at Sponsor. Mr. Weisz is a co-founder of Soli Capital, a specialty finance lender and investor with an affinity to litigation finance and has served as its Chief Investment Officer since 2013. From 2009 to 2013, Mr. Weisz was Vice President at a New York-based credit opportunities hedge fund with $1.2 billion under management. Mr. Weisz and his team specialized in asset-based loan transactions between $5 million and $25 million with a niche in financing transactions for litigation and similar matters. During his career, Mr. Weisz has managed over $500 million in transactions. He brings with him 10 years of investment experience. Mr. Weisz graduated with a B.S. in Finance from Touro College.

Mitchell Rosen. Mr. Rosen is responsible for the real estate investment vertical at Sponsor. Prior to joiningSponsor, Mr. Rosen worked at Brigade Capital Management, a credit focused alternative asset management firm, where he spent more than 5 years focusing on CMBS/CRE debt investing. Prior to Brigade, Mr. Rosen spent almost 9 years at Marathon Asset Management working on both the direct lending program on transitional properties as well as the head credit analyst for their CMBS business. Mr. Rosen entered the real estate lending arena as an analyst at Capital Trust, Inc., a publicly traded commercial mortgage REIT focusing on the mezzanine debt lending space. Mr. Rosen has a Bachelor ofBusiness Administration from Emory University.

Timothy Schott. Mr. Schott has served as Chief Financial Officer of Yieldstreet since July 2022 and Chief Financial Officer and Treasurer of the Company since December 2022. Prior to joining Yieldstreet, he served as Chief Financial Officer of Associated Capital Group, a New York Stock Exchange listed registered alternative investment adviser, from 2021‐2022, and Chief Accounting Officer of Tiptree Inc., a Nasdaq‐listed private equity holding company from 2016‐2022. Previously, Mr. Schott was employed as Global Finance, Director of Accounting Policy at Lazard Ltd., from 2011‐ 2016, and at Deloitte &Touche, LLP, from 1992‐2011, where he served most recently as a Partner. Mr. Schott earned his Bachelor of Science degree in accounting from Fairfield University. He is a licensed certified public accountant in the State of New York and is a member of the American Institute of Certified Public Accountants.

Nazar Stelmakh. Mr. Stelmakh is in the Private Client Group at YieldStreet Inc. (“Yieldstreet”). Prior to joining Yieldstreet, Mr. Stelmakh was part of the Private Banking Group at Morgan Stanley where he primarily focused on the design, creation and implementation of key sales and marketing strategies for banking & lending products. Prior to Morgan Stanley, Mr. Stelmakh worked as an Institutional Investment Sales Associate at Meridian Capital Group where he was responsible for valuation/underwriting, research and transaction due diligence for office, retail and multi-family transactions.

Ted Yarbrough. Mr. Yarbrough serves as the Chief Investment Officer at Yieldstreet. He is responsible for all investment origination, underwriting, and risk management of the $1.5+ billion Yieldstreet portfolio, across a variety of alternative assets classes, including real estate, specialty finance, private credit, art, third party funds, and structured notes. Prior to joining Yieldstreet, Mr. Yarbrough held various leadership positions across various banking and markets platforms at Citi Group such as Global Head of Securitized Products, Global Head of Structured Finance, Chief Investment Officer of the Global Spread Products division, and Global Co-Head of Institutional Credit Management. In these roles, Ted was responsible for capital markets, financing and risk management across a broad array of alternative asset classes, including real estate, consumer and commercial receivables, equipment, transportation, project finance, infrastructure, and renewable energy, and oversaw asset portfolios in excess of $100 billion.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Some of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-today affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular here.

Item 4. Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the beneficial ownership of the outstanding shares as of June 30, 2023 for each person or group that holds more than 5% of the outstanding shares, or for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group To the Company’s knowledge, each person that beneficially owns shares has sole voting and disposition power with regard to such shares.

	Number of Shares
Name of Beneficial Owner (1)(2)	Beneficially Owned	Percent of All Shares
Mitchell Rosen	1,000	*

(1)

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 300 Park Avenue, New York, NY 10022
*	Represents less than 1.0% of our outstanding common shares.

Transfer Agent

DST Systems, Inc. acts as our transfer agent. Shareholder inquiries may be made to them at YieldStreet@dstsystems.com.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 8, Related Party Arrangements in Item 7, Financial Statements.

Item 6. Other Information

Shareholder Letter

Dear Shareholders,

Thank you once again for your interest in the Growth & Income REIT. We appreciate and value the trust and confidence you have placed with us through your investment.

The fund was launched to provide an investment solution to those who are seeking exposure to commercial real estate outside of traditional public markets with both the ability to earn dividend income as well as participate in capital appreciation. As we reflect back on the first half of 2023, not surprisingly, it has been a circuitous path. There are a few key things that markets need to function efficiently, but the one most important thing is clarity. Clarity with regards to where things have been, where they are going and ability to handicap the likelihood of risks that are around the corner. Today, in this environment, the lack of clarity has effectively frozen the CRE market. Transaction volume remains materially depressed and access to capital, whether in the form of debt or equity, is hard to secure.

This dynamic creates both opportunities and obstacles. As highlighted previously, the Growth & Income REIT has invested LP equity in four assets: a) three multi-family assets, and b) an industrial complex. The rising rate environment and patches of softness in the economy have created some challenges. The cost to replace expiring interest rate caps is expensive and rent growth has slowed to a trickle in many markets, with some even seeing decreasing rents. We continue to be in a position where rising rates have limited free cash flow after debt service, negating our ability to distribute dividends to our investors. We were able to mitigate the impact of the rate hikes by utilizing interest rate hedges, however, those interest rate caps will need to be replaced over the next 12 months. The industrial complex investment has fixed rate debt, removing rate risk entirely.

We continue to be excited about the opportunities that we hope and expect to see over the ensuing months and quarters. As we highlighted in our prior letter, we are actively seeking and quoting opportunities to deploy debt capital with the ability to earn equity like returns while taking less risk. That is our current primary area of focus as debt investments provide consistent monthly income, lower risk profiles, and in today’s dislocated market, 10%+ returns with equity capital behind us. We will still apply the same underwriting rigor and attention to detail that we always exhibit as we go and seek out new lending opportunities.

We appreciate your continued trust, and are excited for the opportunities that lay ahead while being vigilant on tackling the challenges in front of us today.

Sincerely,

Mitch Rosen

Item 7. Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

YS RE RAF I LLC

YS RE RAF I, LLC

Consolidated Balance Sheet

As of June 30, 2023

(Unaudited)

(Amounts in dollars, except share data)

	As of June 30,	As of December 31,
	2023	2022
	(unaudited)	(audited)
ASSETS:

Investments in Real Estate at Fair Value (cost $28,379,551)	$29,390,801	$22,333,249
Cash and Cash Equivalents	7,615,693	6,549,767
Contributions Receivable	—	394,000
TOTAL ASSETS	$37,006,494	$29,277,016

LIABILITIES AND MEMBERS' EQUITY:

LIABILITIES:

Payable to Managing Member	$118,782	$85,483
Interest Payable on Short Term Borrowing	183	183
Accrued Expenses	276,489	176,629

Total Liabilities	395,454	262,295

MEMBERS' EQUITY:

Common shares, net of redemptions; unlimited shares authorized 7,500,000; shares issued 3,805,643 and 2,954,010 and 3,685,911 and 2,954,010 outstanding as of June 30, 2023 and December 31, 2023	36,611,040	29,014,720

Total Members' Equity	36,611,040	29,014,720

TOTAL LIABILITIES AND MEMBERS' EQUITY	$37,006,494	$29,277,015

The accompanying notes are an integral part of these consolidated financial statements.

Derived from audited consolidated financial statements.

YS RE RAF I, LLC

Consolidated Statement of Operations

For the Six Months Ended June 30, 2023

(Unaudited)

(Amounts in dollars, except share data)

	For the Six Months	For the Six Months
	Ended June 30,	Ended June 30,
	2023	2022
INVESTMENT INCOME:

Dividend Income	$174,267	$70,407
Other Income	10,930	—

TOTAL INVESTMENT INCOME	185,197	70,407

EXPENSES:

Management Fees	222,268	74,164
Professional Fees	225,130	142,783
Interest Expense	—	286,817
Organizational and Offering Costs	—	20,779
Other Expenses	17,257	12,251

TOTAL EXPENSES	464,655	536,794

NET INVESTMENT LOSS	(279,458)	(466,387)

Net Change in Unrealized Gain on Investments in Real Estate	678,001	—

NET CHANGE IN UNREALIZED GAIN	678,001	—

NET GAIN/(LOSS)	$398,543	$(466,387)

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I, LLC

Consolidated Statements of Changes in Members’ Equity

For the Six Months Ended June 30, 2023

(Unaudited)

(Amounts in dollars, except share data)

	Managing	Members'	Total
	Member	Equity	Equity
Members' Equity January 1, 2023	$—	$29,014,720	$29,014,720
Contributions	—	8,350,451	8,350,451
Redemptions	—	(1,152,674)	(1,152,674)
Net Gain from Operations	—	398,543	398,543

Members' Equity June 30, 2023	$—	$36,611,040	$36,611,040

Members' Equity Febuary 24, 2022	—	$1,000	$1,000
Proceeds from Issuance of Common Shares	—	19,894,000	19,894,000
Offering Costs	—	(184,753)	(184,753)
Net Loss from Operations	—	(466,387)	(466,387)
Members' Equity June 30, 2022	$-	$19,243,860	$19,243,860

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I, LLC

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2023

(Unaudited)

(Amounts in dollars,except share data)

	For the Six Months	For the Six Months
	Ended June 30,	Ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net Gain from Operations	$398,543	$(466,387)
Adjustments to Reconcile Net Loss from Operations to Net Cash
Purchase of Investments in Real Estate	(6,379,551)	—
Net Change in Unrealized Gain on Investments in Real Estate	(678,001)	—
Changes in Operating Assets and Liabilities:
Accounts Receivable	394,000	286,817
Accrued Expenses	99,859	360,566
Payable to Managing Member	33,299	74,164

Net Cash (Used in)/Provided by Operating Activities	(6,131,851)	255,160

Cash Flows from Investing Activities:
Purchase of Investments in Real Estate	—	(22,000,000)
Net Cash Used in Investing Activities	—	(22,000,000)

Cash Flows from Financing Activities:
Capital Contributions	8,350,451	—
Proceeds from Common Stock Issued	—	19,894,000
Offering Costs	—	(184,753)
Advances of Short Term Borrowings	—	22,000,000
Repayments of Short Term Borrowings		(19,859,000)
Capital Redemptions	(1,152,674)	—

Net Cash Provided by Financing Activities	7,197,777	21,850,247

Net Increase in Cash	1,065,926	105,407

Cash and Cash Equivalents at the Beginning of Period	6,549,767	1,000

Cash and Cash Equivalents at the End of Period	7,615,693	106,407

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I, LLC

For the Six Months Ended June 30, 2023

Notes to Consolidated Financial Statements

(Unaudited)

1. Organization and Description of Business

YS RE RAF I, LLC (the “Fund”), a Delaware limited liability company, was formed on May 10, 2021 and commenced operations on February 24, 2022. The Fund’s shares are not publicly traded.

The Fund seeks to achieve its investment objective by primarily investing in real estate investment opportunities across the capital structure including first mortgage loans, subordinate mortgage loans, mezzanine loans, loan participations, preferred equity and equity and other real estate and real estate-related investments. The Fund intends to work with and invest alongside partners with established track records as investment opportunities present themselves. Thus, the Fund may directly or indirectly invest in a wide variety of commercial properties including office, industrial, retail, hospitality, recreation and leisure and single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development.

YieldStreet Management, LLC (the “Manager” or "Managing Member") serves as the investment adviser of the Fund pursuant to an Investment Advisory Agreement (the “Investment Advisory Agreement”). The Manager is a Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”). The Manager also serves as the Fund’s administrator, and in such capacity provides, or arranges for the provision of, the administration services necessary for the Fund to operate. The Manager, in its capacity as the Fund’s administrator, expects to retain one or more sub-administrators from time to time to provide certain administrative services to the Fund on its behalf.

The Fund’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75,000,000 of the Fund’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

A taxable REIT subsidiary (“TRS”) is an entity that is taxable as a corporation in which the REIT owns, directly or indirectly, an equity interest, including stock, and that elects, together with the REIT, to be treated as a TRS under the Internal Revenue Code. The Fund formed YS RE TRS I LLC (the “TRS”), a Delaware limited liability company, on February 23, 2022. For the six months ended June 30, 2023, there has been no activities conducted through the TRS.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Rules 8-03(b) of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

The Fund performs an analysis to determine if an entity is a variable interest entity (“VIE”) or a voting interest entity (“VOE”). Assessing whether an entity is a VIE or a VOE involves judgment and analysis. Factors considered in this assessment include the entity’s legal organization, the entity’s capital structure and equity ownership, and any related party or de facto agent implications of the Fund’s involvement with the entity. Investments that are determined to be VIEs are consolidated if the Fund is the primary beneficiary (“PB”) of the entity. Upon the occurrence of certain events (such as contributions and redemptions, either by the Fund, or third parties, or amendments to the governing documents of the Fund’s investment products), management reviews and reconsiders its previous conclusion regarding the status of an entity as a VIE or a VOE. Additionally, management continually reconsiders whether the Fund is deemed to be a VIE’s PB that consolidates such entity.

Consolidation of Variable Interest Entities: The Fund consolidates entities when it owns, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. The Fund consolidated variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if the Fund is the primary beneficiary of the VIE as determined by its power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Consolidation of Voting Interest Entities: The Fund is required to consolidate an investee to the extent that it can exert control over the financial and operating policies of the investee, which generally exists if there is a greater than 50% voting equity interest.

All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Fund defines cash equivalents as securities that are readily convertible into known amounts of cash and near maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Fund deems that certain money market funds, U.S. Treasury bills, repurchase agreements, and other high-quality, short-term debt securities would qualify as cash equivalents. As of June 30, 2023, cash balances are presented on the Consolidated Balance Sheet and there were no cash equivalents held.

Investments in Equity Method Investees

If it is determined that the Fund does not have a controlling interest in a joint venture through it’s financial interest in a VIE or through voting interest in a voting interest entity and the Fund has the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. The Fund has elected to adopt ASC 825-10-15-4, – Financial Instruments, Fair Value Option for its equity method investments. As a result, the Fund recorded its equity method investments using the fair value option and recorded the investments at fair value each reporting period, with changes in fair value recorded to the income statement. The Fund determined the fair values internally and followed the valuation specific guidance within ASC 820-10-35.

Investment Transactions and Investment Income

Investment transactions are accounted for on a trade‐date basis for financial reporting purposes and amounts payable or receivable for trades not settled as of year‐end are reflected as liabilities and assets, respectively, in the Consolidated Balance Sheet. Realized gains and losses on investment transactions reflected in the Consolidated Statement of Operations are recorded on a trade‐date basis. Cost is determined by the specific identification method. Interest is recorded on an accrual basis and dividend income is recorded on the ex‐dividend date.

Investments that are expected to pay regularly scheduled interest and/or dividends in cash are generally placed on non‐accrual status when principal or interest/dividend cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest/dividend cash payments will be collected. Such non‐accrual investments are restored to accrual status if past due principal and interest or dividends are paid in cash, and in management's judgment, are likely to continue timely payment of their remaining interest or dividend obligations. Interest or dividend cash payments received on non‐accrual designated investments may be recognized as income or applied to principal depending upon management's judgment.

Expense Recognition

Expenses include management fees and may include professional fees, including but not limited to insurance expenses, legal fees, audit and tax service expenses and other general and administrative expenses. Expenses are recorded on an accrual basis.

Organizational and Offering Costs

The Fund may reimburse the Manger for such expenses and for any future organization and offering expenses they may incur on behalf of the Fund. The Manger may, in its sole discretion, suspend or waive, in whole or in part, the reimbursement by the Fund of all or any portion of any such operating expenses incurred by the Manager on behalf of the Fund. In the event that receipt of a formal commitment of external capital does not occur, initial organization and offering costs incurred will be borne by the Manager.

During the six months ended June 30, 2023, the Fund directly incurred no offering and organizational costs.

Distributions

Distributions to common shareholders, which are determined in accordance with the plan of distribution set forth in the Fund’s offering circular and with federal income tax regulations, are recorded on the ex‐dividend date.

Income Taxes

The Fund intends to be treated as a REIT, “real estate investment trust” for U.S. federal income tax purposes. As a result of such qualification, the Fund generally would not be subject to federal corporate income taxes on its taxable income that is distributed to owners of equity therein. Instead, such distributions generally would be taxable to the equity owners of the Fund as ordinary and/or capital gain dividends to the extent of the Fund’s earning and profits (“E&P”) and depending on the character of income at the Fund level. Among other requirements to qualify as a REIT, the Fund must make distributions to its equity owners of at least 90% of their annual ordinary taxable income. If the Fund fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes as a corporation, unless the Internal Revenue Service grants relief under certain statutory provisions. The character of income and gains that the Fund will distribute is determined in accordance with income tax regulations that may differ from GAAP.

As a result of the formation of the TRS and subsequent acquisitions during the six months ended June 30, 2023 , the Fund expects to record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was no TRS activity for the six months ended June 30, 2023 . Accordingly, no income tax expense was recorded for the six months ended June 30, 2023. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2023. No gross deferred tax assets or liabilities have been recorded as of June 30, 2023.

As of June 30, 2023, the tax period for the taxable year ended December 31, 2022 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

3.
Significant Unconsolidated Investments

The following unconsolidated subsidiaries are considered significant subsidiaries under SEC Regulation S-X Rule 10-01(b)(1) and Regulation S-X Rule 4-08(g) as of June 30, 2023. As of June 30, 2023, the condensed financial position and results of operations of the Fund’s material investments are summarized below:

	Alterra Owner, LLC	Avion Owner, LLC	Centennial Olympic 336 Property, LP	Norfolk Commerce Owner, LLC
Condensed balance sheet information:	As of June 30, 2023	As of June 30, 2023	As of June 30, 2023	As of June 30, 2023
Real estate assets, net	$78,402,318	$75,043,476	$120,282,481	$34,181,367
Other assets	6,539,607	7,414,825	7,878,110	2,951,705
Total assets	$84,941,925	$82,458,301	$128,160,591	$37,133,072

Mortgage notes payable, net	$63,684,685	$62,550,182	$103,898,125	$22,657,349
Other liabilities	1,642,922	2,246,796	1,483,988	490,733
Equity	19,614,318	17,661,323	22,778,478	13,984,990
Total liabilities and equity	$84,941,925	$82,458,301	$128,160,591	$37,133,072

	Alterra Owner, LLC	Avion Owner, LLC	Centennial Olympic 336 Property, LP	Norfolk Commerce Owner, LLC
Condensed income statement information:	As of June 30, 2023	As of June 30, 2023	As of June 30, 2023	As of June 30, 2023
Total revenue	$2,961,283	$5,615,054	$657,628	$1,900,374
Total expenses	(3,659,660)	(5,516,685)	(321,245)	(1,429,198)
Interest and debt expenses	(2,672,214)	(2,434,938)	(472,212)	(429,600)
Unrealized gain/(loss) on interest rate swap	(227,265)	(518,554)	—	—
Net income (loss)	$(3,597,856)	$(2,855,123)	$(135,828)	$41,576

4. Fair Value of Financial Instruments

The Fund follows guidance in ASC 820, Fair Value Measurement, where fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. Fair value should be determined based on assumptions that market participants would use in pricing the asset or liability, not assumptions specific to the entity.

Fair value measurements are determined quarterly within a framework that establishes a three‐tier hierarchy which classifies fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability that are developed based on market data obtained from sources independent of the reporting entity.

Unobservable inputs are inputs that reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability that are developed based on the best information available.

In accordance with the authoritative guidance on fair value measurements and disclosure under GAAP, the Fund discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value, as follows:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly-traded securities in an active market. The Fund does not adjust the quoted price for these investments (to the extent it holds them) even in situations where the Fund holds a large position and a sale could reasonably impact the quoted price;

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments that would generally be included in this category include publicly traded securities with restrictions on disposition, and certain convertible securities; and

Level 3 – Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair value for these investments is determined using valuation methodologies that consider a range of factors, including but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, valuations for comparable companies, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed. Investments that are included in this category generally are privately held debt, equity, and certain convertible securities.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of estimating fair value, those estimated values may be materially higher or lower than if the fair value was determined using observable inputs. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

An investment level within the fair value hierarchy is based on the lowest level input, individually or in the aggregate, that is significant to fair value measurement. The valuation techniques used by the Fund to measure fair value during the period ended June 30, 2023 maximized the use of observable inputs and minimized the use of unobservable inputs. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk or liquidity associated with investing in those securities.

The following table presents the fair value measurement of investments by major class of investments as of June 30, 2023 according to the fair value hierarchy:

Investments at Value	Level 1 - Quoted Prices	Level 2 - Significant Observable Inputs	Level 3 - Significant Unobservable Inputs	Total	12/31/2022
Investments in Real Estate	$—	$—	$29,390,801	$29,390,801	$22,333,249
Total	$—	$—	$29,390,801	$29,390,801	$22,333,249

The changes of fair value of investments for which the Fund has used Level 3 inputs to determine the fair value are as follows:

	Investments in Real Estate	Total
Balance as of January 1, 2023	$22,333,249	$22,333,249
Accrued discount/premium	—	—
Realized gain/(loss)	—	—
Return of capital	—	—
Net change in unrealized appreciation/(depreciation)	678,001	678,001
Purchases	6,379,551	6,379,551
Sales proceeds and paydowns	—	—
Transfers into Level 3	—	—
Transfers out of Level 3	—	—
Balance as of June 30, 2023	$29,390,801	$29,390,801

Net change in unrealized appreciation/(depreciation) attributable to Level 3 investments held at June 30, 2023	$678,001	$678,001

The following table summarizes the significant unobservable inputs the Fund used to value its investments categorized within Level 3 as of June 30, 2023. In addition to the techniques and inputs noted in the table below, according to the Fund’s valuation policy, other valuation techniques and methodologies when determining the Fund’s fair value measurements may be used. The below table is not intended to be all‐inclusive, but rather provide information on the significant unobservable inputs as they relate to the Fund’s determination of fair values.

Asset Category	Fair Value	Valuation/Techniques/Methodologies	Unobservable Input	Range	Weighted Average(1)
Alterra JV	$7,847,504	Income Approach	Discount Rate Exit Cap Rate	6.50% 4.75%
Avion JV	9,782,319	Income Approach	Discount Rate Exit Cap Rate	8.04% 4.75%
Generation JV	5,166,751	Income Approach	Discount Rate Exit Cap Rate	9.96% 4.75%
Norfolk Commerce SPE, LLC	6,594,227	Income Approach	Discount Rate Exit Cap Rate	8.19% 4.75%
	$29,390,801		Discount Rate Exit Cap Rate		8.00% 4.75%

(1) The weighted average is calculated by multiplying the unobservable input by the weight of each investment over the sum of the fair value of the underlying investments.

The Fund utilized the income approach to determine the fair value of the Level 3 assets. The income approach is an analysis whereby expected cash flows of the investment are discounted to determine a present value using various inputs including a discount rate and an exit cap rate. Significant increases or decreases in the inputs would result in an increase or decrease in the fair value measurement.

5.
Capital Share Transactions

The Fund’s shares are not currently listed on any securities exchange. To purchase shares, an account must be established using the online investment portal, which is accessible through www.yieldstreet.com and complete and execute a subscription agreement for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount.

The Fund's shares are offered directly by the Fund, and the Fund has not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered. The minimum permitted subscription amount will initially be $1,000 of the shares, although the Fund may waive or increase or decrease this minimum permitted subscription amount from time to time in the Fund’s discretion.

Transactions in shares of common stock were as follows during the period ended June 30, 2023:

As of June 30, 2023
Common Shares outstanding - beginning of period	2,954,010
Common Shares issued in connection with the at-the-market offering	851,633
Common Shares issued as reinvestment dividends	-
Less Shares Redeemed	(119,732)
Common Shares outstanding - end of period	3,685,911

6. Distributions

The Fund has adopted an “opt out” distribution reinvestment plan (the “Distribution Reinvestment Plan”) pursuant to which shareholders will automatically have the full amount of any distributions declared in respect of their shares reinvested in additional shares, which shall entitle the holders of such shares to all of the same rights as shares purchased in this Offering, unless a shareholder elects to opt out participation in the Distribution Reinvestment Plan. Purchases of shares pursuant to the Distribution Reinvestment Plan are subject to the same restrictions on eligibility set forth in this Offering Circular.

Shareholders who elect not to participate in the Distribution Reinvestment Plan will automatically receive payment in cash or in kind, as applicable, of any distributions declared by the Manager. Shareholders who participate in the Distribution Reinvestment Plan are free to revoke participation in the Distribution Reinvestment Plan through the platform at any time. Such revocations typically take effect within two business days following the date of election. Additionally, the Manager may, at any time in its sole discretion, terminate or suspend the Distribution Reinvestment Plan in respect of all or a portion of the shareholders.

Distributions to common shareholders are recorded on the ex‐dividend date. As of June 30, 2023, the Fund has not declared or paid any distributions.

7. Related Party Arrangements

Investment Advisory

Under the operating agreement of the Fund, the Manager is entitled to a management fee (the “Management Fee”). The Management Fee is calculated at an annual rate of 1.5% of the average NAV of the Fund at the end of each of the two immediately preceding quarters. The Management Fee is payable quarterly in arrears. The Management Fee may be suspended, or waived, in whole or in part, in the sole discretion of the Manager. All or any portion of the Management Fee which is so deferred, suspended or waived will be deferred without interest and may be payable in any succeeding quarter as the Manager may determine in its sole discretion. The Fund incurred management fees in the amount of $222,268.

Other Operating Expenses

The Fund will reimburse the Manager for out-of-pocket expenses paid by the Manager to third parties who provide services to the Fund, including without limitation the Transfer Agent and the Fund’s independent accountants. Such reimbursements will not include the Manager’s overhead, payroll, utilities, technology costs or similar expenses payable by the Manager in connection with its business operations. The Manager may, in its sole discretion, suspend or waive, in whole or in part, the reimbursement by the Fund of all or any portion of any such operating expenses incurred by the Manager on behalf of the Fund. As of June 30, 2023, the Fund has not reimbursed the Manager.

Transfer of Investments

The Fund, through a wholly owned subsidiary, entered into an amended and restated limited liability agreements with Centennial Olympic 336 Property JV, LP on February 25, 2022, to transfer part of the interest from YS FFG REQ II LLC, an affiliate of the Fund, at fair value to the extent of $5,000,000; a corresponding YS WH2 LLC (which is owned and operated by YieldStreet Inc.) balance was also transferred and repaid in connection with this investment. The Fund is entitled to receive principal and distributions with respect to the transfer of its interest as prescribed in the limited liability agreements.

The Fund, through a wholly owned subsidiary, entered into an amended and restated limited liability agreements with Avion JV, LLC on February 25, 2022, to transfer part of the interest from YS ITC REQ I LLC, an affiliate of of the Fund, at fair value to the extent of $9,000,000; a corresponding YS WH2 LLC (which is owned and operated by YieldStreet Inc.) balance was also transferred and repaid in connection with this investment. The Fund is entitled to receive principal and distributions with respect to the transfer of its interest as prescribed in the limited liability agreements.

Notes Payable on Short Term Borrowings

The Fund executed a Loan and Security Agreement with YS WH2 LLC (which is owned and operated by YieldStreet Inc.) dated March 3, 2022, in the amount of $8,000,000, maturing on September 30, 2022. Advances from the note were used to fund the purchase of the Fund’s investments in real estate joint ventures. The advances were collateralized and pledged as a security interest for a portion of the Fund’s investment in real estate joint ventures. Repayments are made as funds are received until all advances are paid in full. Interest is accrued at the rate of 10% per annum. As of June 30, 2023, the balance on the note was repaid with the refinance to YS ST Notes LLC (which is owned and operated by YieldStreet Inc.).

The Fund executed a Loan and Security Agreement with YS ST Notes LLC (which is owned and operated by YieldStreet Inc.) dated March 15, 2022, in the amount of $20,000,000, maturing on December 31, 2028. Advances from the note were used to fund the purchase of the Fund’s investments in real estate joint ventures. The advances were collateralized and pledged as a security interest for a portion of the Fund’s investment in Real Estate Joint Ventures. Repayments are made as funds are received until all advances are paid in full. Interest is accrued at the rate of 10% per annum. As of June 30, 2023, there were no outstanding notes payable.

8. Risk Factors

In the normal course of business, the Fund invests in financial instruments and enters into financial transactions where risk of potential loss may exist from things such as changes in the market (market risk) or failure or inability of the other party to a transaction to perform (credit and counterparty risk). See below for a detailed description of select principal risks.

Credit Risk: Credit risk is the risk that one or more fixed income securities in our portfolio will decline in price or fail to pay interest or principal when due as a result of a decline in the financial status of the issuer of the security. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates. To the extent that the Fund invests in below investment grade securities, the Fund will be exposed to a greater amount of credit risk than a fund that only invests in investment grade securities. In addition, to the extent the Fund uses credit derivatives, such use will expose the Fund to additional risk in the event that the bonds underlying the derivatives default and/or the counterparty fails to perform. The degree of credit risk depends on the issuer's financial condition and on the terms of the securities.

Although the Fund expects to invest in investments that are directly or indirectly secured by collateral, the Fund may be exposed to losses resulting from default and foreclosure of any such investments in which the Fund has invested. Therefore, the value of underlying collateral, the creditworthiness of borrowers and the priority of liens are each of great importance in determining the value of the investments. No guarantee can be made regarding the adequacy of the protection of our security in the investments in which the Fund invests. Moreover, in the event of foreclosure or default, the Fund may assume direct ownership of any assets collateralizing such defaulted investments where we are the lender of record. The liquidation proceeds upon the sale of such assets may not satisfy the entire outstanding balance of principal and interest on such investments, resulting in a loss. Any costs or delays involved in the effectuation of processing foreclosures or liquidation of the assets collateralizing such investments will further reduce proceeds associated therewith and, consequently, increase possible losses. In addition, no assurances can be made that borrowers or third parties will not assert claims in connection with foreclosure proceedings or otherwise, or that such claims will not interfere with the enforcement of our rights.

Investing involves the possibility of the Fund's investments being subject to potential losses arising from material is representation or omission on the part of borrowers or issuers whose investments the Fund holds, either directly or indirectly through participation agreements. The investments may also be subject to fraudulent behavior by an originator, a joint venture partner, manager or other service provider. Such inaccuracy or incompleteness of representations or fraudulent behavior may adversely affect the valuation of our investments and, in the case of investments, may adversely affect the ability of the relevant investment to perfect or effectuate a lien on the collateral securing the loan. The quality of the Fund's investments is subject to the accuracy of representations made by the underlying issuers. The Fund will rely upon the accuracy and completeness of representations made by borrowers, issuers, originators, other counterparties, joint venture partners, managers and other service providers and cannot guarantee that the Fund will detect occurrences of fraud. Under certain circumstances, payments by borrowers or issuers to the Fund may be reclaimed if any such payment is later determined to have been a fraudulent conveyance or a preferential distribution.

Concentration Risk: To the extent that Fund's portfolio is concentrated in the securities of issuers in a particular market, industry, group of industries, sector or asset class, the fund may be adversely affected by the performance of those securities, may be subject to increased price volatility and may be more vulnerable to adverse economic, market, political or regulatory occurrences affecting that market, industry, group of industries, sector or asset class.

Liquidity Risk: The Fund may be unable to sell certain securities, such as illiquid securities, readily at a favorable time or price, or the Fund may have to sell them at a loss.

Market Risk: Financial markets rise and fall in response to a variety of factors, sometimes rapidly and unpredictably. Markets may be impacted by economic, political, regulatory and other conditions, including economic sanctions and other government actions. In addition, the occurrence of global events, such as war, terrorism, environmental disasters, natural disasters and epidemics, may also negatively affect the financial markets. As with any investment whose performance is tied to these markets, the value of an investment in a fund will fluctuate, which means that an investor could lose money over short or long periods.

Risks Related to the Fund’s REIT Status: The Fund expects to operate so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed and could jeopardize the Fund’s REIT status.

Illiquid Investment Risk: Many of the Fund’s investments are illiquid, including the Fund’s private commercial real estate investments. A variety of factors could make it difficult for the Fund to dispose of any of its illiquid assets on acceptable terms even if a disposition is in the best interests of the Fund’s stockholders. The Fund cannot predict whether it will be able to sell any asset for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Fund. The Fund also cannot predict the length of time needed to find a willing purchaser and to close the sale of an asset. The Fund may be required to expend cash to correct defects or to make improvements before an asset can be sold, and there can be no assurance that it will have cash available to correct those defects or to make those improvements. As a result, the Fund’s ability to sell investments in response to changes in economic and other conditions could be limited. Limitations on the Fund’s ability to respond to adverse changes in the performance of its investments may have a material adverse effect on the Fund’s business, financial condition and results of operations and the Fund’s ability to make distributions.

9. Commitments and Contingencies

In the normal course of business, the Fund enters into contracts that contain a variety of indemnification provisions. The Fund’s maximum exposure under these arrangements is unknown because it involves future potential claims against the Fund, which cannot be predicted with any certainty. The Fund is unable to estimate any potential future payment amounts and expects the risk of any such loss to be remote, accordingly no accrual has been made for a liability as of June 30, 2023.

10. Subsequent Events

The Manager has evaluated subsequent events through September 25, 2023, the date these consolidated financial statements were available to be issued and has determined that there are no subsequent events, other than those disclosed below, that require adjustment to, or disclosure in, the financial statements.

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Operating Agreement
4.1*	Form of Subscription Agreement
99.1	Financial Statements of Significant Subsidiaries
99.2	Financial Statements of Significant Subsidiaries
99.3	Financial Statements of Significant Subsidiaries

*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY on September 28, 2023.

YS RE RAF I LLC
By:	/s/ Mitchell Rosen
	Name:	Mitchell Rosen
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mitchell Rosen	Chief Executive Officer of	September 28, 2023
Mitchell Rosen	YS RE RAF I LLC
(Principal Executive Officer)

/s/ Timothy Schott	Chief Financial Officer	September 28, 2023
Timothy Schott	YS RE RAF I LLC
(Principal Financial Officer and
Principal Accounting Officer)